Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8274 2128     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

Not for release to US wire services

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE’S BOARD UNANIMOUSLY RECOMMENDS
RE-DOMICILIATION AND LISTING IN THE UNITED STATES

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (the “Company” or “Sundance”) is pleased to announce its decision to re-domicile from Australia to the United States via a proposed Scheme of Arrangement (the “Scheme”), which is subject to shareholder, judicial and regulatory approvals.

If the Scheme of Arrangement is approved, the Company will transfer its primary listing to Nasdaq, and will cease to trade on the ASX. The Company’s Board of Directors unanimously recommends that Sundance shareholders vote in favour of the Scheme of Arrangement.

As part of the re-domiciliation, Sundance has entered into a Scheme Implementation Agreement (“SIA”) with a newly formed US corporation (“Holdco”), which will become the ultimate parent company of the Sundance group of companies following the implementation of the Scheme.  Pursuant to the Scheme, Sundance shareholders will be entitled to receive one share in Holdco for every 100 Sundance shares held by Sundance shareholders on the Scheme record date.

Rationales for the Scheme

Sundance’s Board of Directors believes that the re-domiciliation and listing of Holdco’s shares on Nasdaq may deliver certain benefits to the Company and Sundance shareholders, including:

•                  Attracting and increasing awareness of Holdco with a broader US investor pool, leading to the Company being more fully valued over time by a greater number of investors who are familiar with unconventional oil and gas exploration & production companies;

•                  Increased access to lower-cost debt or equity capital in the US markets, which are larger and more diverse than Australian capital markets, thus enabling future growth to be financed at a lower cost;

•                  A simplified corporate structure for potential future merger, sale or acquisition transactions, which may increase Holdco’s attractiveness to potential merger partners, sellers or acquirers; and

•                  Allowing Holdco to streamline its business operations as the corporate structure would be aligned with the core of its business operations. Currently, substantially all of Sundance’s assets and management are in the US.

Sundance’s Board Unanimously Recommends the Scheme

Sundance has appointed an Independent Expert to determine whether the Scheme is in the best interests of Sundance shareholders. The Independent Expert’s report will be included in a Scheme Booklet, which is expected to be distributed to Sundance shareholders by early October 2019 subject to completion of the initial regulatory approval process.

The Directors of Sundance unanimously recommend that Sundance shareholders vote in favour of the Scheme and all of the Directors personally intend to vote all Sundance shares in their control in favour of the Scheme, in the absence of a superior proposal and subject to the Independent Expert concluding that the Scheme is in the best interests of Sundance shareholders.

Details of the Scheme Implementation Agreement

The implementation of the Scheme is subject to several customary conditions including the approval of Sundance Shareholders and the Federal Court of Australia, as well as other necessary regulatory approvals.

The SIA contains no exclusivity or break fee provisions. Full details of the terms and conditions of the Scheme are set out in the SIA, a copy of which is attached to this announcement.

Indicative Timetable and Next Steps

Sundance shareholders do not need to take any action at the present time.

A Scheme Booklet containing information relating to the Scheme, the Independent Expert’s report on whether the Scheme is in the best interests of Sundance Shareholders, reasons for the Directors’ recommendation, and details of the Scheme meeting is expected to be mailed to Sundance shareholders by early October 2019.

Sundance shareholders will be given the opportunity to vote on the Scheme at a Scheme Meeting expected to be held in November 2019. Subject to the conditions of the Scheme being satisfied, the Scheme is expected to be implemented in November 2019. These dates are indicative and subject to change.

Sundance shareholders who hold less than 50,000 Sundance shares may elect to participate in a Share Sale Facility arranged by the Company to facilitate the sale of Holdco shares to which they are entitled on Nasdaq through an orderly sales process. Details regarding the Share Sale Facility will also be included in the Scheme Booklet.

Sundance has retained Baker McKenzie as legal advisor.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with headquarters in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the US Securities and Exchange Commission available at www.sec.gov.

Forward-Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not for Release to US wire services

This announcement has been prepared for publication in Australia and may not be released to US wire services. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

For more information, please contact: United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 (0)418 834 957 or +61 8 8274 2128